UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 27, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ninetowns Digital World Trade Holdings Limited
File No. 0-51025 - CF#20140

Ninetowns Digital World Trade Holdings Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 6-K filed on September 22, 2006.

Based on representations by Ninetowns Digital World Trade Holdings Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 99.4   through September 26, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Karen J. Garnett
Assistant Director